EXHIBIT 99.5


FOR IMMEDIATE RELEASE                           CONTACT:
February 14, 2006                               Andrew Merrill
                                                Edelman
                                                (212) 704-4559


           BARINGTON CAPITAL GROUP SUPPORTS DECISION OF PEP BOYS BOARD
                TO ENGAGE FINANCIAL ADVISOR TO EXPLORE STRATEGIC
                          ALTERNATIVES FOR THE COMPANY

     Disappointed With Decision of Board to Retain Lawrence Stevenson as CEO
                 and Improve Terms of His Employment Arrangement

      New York, New York, February 14, 2006 - Barington Capital Group, L.P. ("Barington") announced today its support of the decision of the Board of Directors of The Pep Boys - Manny, Moe and Jack (NYSE:PBY) (the "Company") to separate the roles of Chairman and Chief Executive Officer and retain Goldman, Sachs & Co. to explore strategic and financial alternatives for the Company.

      Barington, however, is critical of the decision of the Board to extend the employment of Lawrence Stevenson as Chief Executive Officer and reiterate its support for the Company's current operating plan. "We question how the Board could extend the services of Mr. Stevenson, much less improve the terms of his employment arrangement, amid the material deterioration that has occurred in the Company's financial performance under his watch," stated James Mitarotonda, the Chairman and Chief Executive Officer of Barington. In a December 2005 letter to William Leonard, the Company's then presiding independent director, Mr. Mitarotonda called for the Board to employ a new chief executive, noting that Barington has "been disappointed by the performance of the Company under Lawrence Stevenson" and believes "that the turnaround plan implemented under his leadership has been poorly executed and unnecessarily disruptive to the Company's two main businesses, leading to a significant decrease in shareholder value."

      On Friday, the Company disclosed in a filing with the Securities and Exchange Commission that the Board had entered into new agreements with Mr. Stevenson that would provide him with one year's base salary upon termination without cause and a two-year employment agreement effective upon a change in control. The Board had the option of electing not to extend Mr. Stevenson's employment, which was scheduled to expire in April, at which point the Company would have had no further payment obligations to Mr. Stevenson under his previous employment agreement.

      "Going forward, Barington intends to closely monitor the Company and remains prepared to take such action as necessary to ensure that the Pep Boys Board maintains its focus on maximizing shareholder value" noted Mr. Mitarotonda. "As one of the Company's largest stockholders, we are committed to seeing the Company maximize value for the benefit of all Pep Boys stockholders."

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About Barington Capital Group, L.P.
-----------------------------------

      Barington Capital Group, L.P. is an investment management firm that primarily invests in undervalued, small and mid-capitalization companies. Barington and its principals are experienced value-added investors who have taken active roles in assisting companies in creating or improving shareholder value. Barington represents a group of investors that owns approximately 8% of the outstanding common stock of The Pep Boys - Manny, Moe & Jack.


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